CONFIDENTIAL
March 26, 2021

CONFIDENTIAL SUBMISSION VIA EDGAR
Division of Corporation Finance
Office of Life Sciences
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attn: David Burton, Al Pavot, Ada D.
Sarmento, and Mary Beth Breslin
Re:      Responses to the Securities and Exchange Commission
Staff Comments dated March 17, 2021, regarding
Ascend Wellness Holdings, LLC
Amendment No. 1 to Draft Registration Statement on Form S-1
Submitted February 26, 2021
CIK No. 0001756390

Dear Sirs and Madams:
This letter responds to the written comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) set forth in the March 17, 2021 letter regarding the above-referenced confidential Amendment No. 1 to the Draft Registration Statement on Form S-1 (the “Registration Statement”) of Ascend Wellness Holdings, LLC (the “Company”, “we,” “our,” or “us”) confidentially submitted on February 26, 2021. For your convenience, the Staff’s comments are included below and we have numbered our responses accordingly. Simultaneously with the transmission of this letter, the Company is filing via EDGAR a Registration Statement on Form S-1 (the “Form S-1”), responding to the Staff’s comments and including certain other revisions and updates.

Page numbers in the text of the Company’s responses correspond to page numbers in the Form S-1. Please note that capitalized terms used but not otherwise defined in this letter have the meanings ascribed to such terms in the Form S-1.

Our responses are as follows:
Amendment No. 1 to Draft Registration Statement on Form S-1

Risk Factors
Our voting control will be concentrated, page 4

Staff Comment No. 1.

We note your response to prior comment 4 and reissue. Please disclose the percentage of outstanding shares that Class B shareholders must maintain to

March 26, 2021

continue to control the outcome of matters submitted to shareholders for approval.

Company’s Response:

In response to the Staff’s comment, we note that shares of Class B common stock will only be issued to AGP Partners, LLC, an entity controlled by Abner Kurtin and Frank Perullo. Upon completion of the offering, Mr. Kurtin and Mr. Perullo, as the beneficial owners of all outstanding shares of Class B common stock, when combined with their anticipated Class A common stock holdings, will only control approximately 40-44% of the voting power attached to all of the issued and outstanding shares of our common stock. Therefore, Class B stockholders do not control the outcome of matters submitted to stockholders for approval.

Further, the conversion of Class B common stock, each share of which will entitle holders to a number of votes that remains to be determined, but will be greater than one, into Class A common stock, each share of which will entitle holders to one vote, will dilute the voting power of Mr. Kurtin and Mr. Perullo.

Our certificate of incorporation and bylaws will provide that the Court of Chancery of the State of Delaware, page 15

Staff Comment No. 2.

We note your response to prior comment 6 that your bylaws will include a provision that the federal district courts of the United States of America will be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act of 1933, as amended, or the Exchange Act of 1934, as amended. Please reconcile this with your disclosure on page 15 that states the exclusive forum provision would not apply to suits brought to enforce any liability or duty created by the Securities Act or the Exchange Act. Please also revise the Choice of Forum section on page 134 for consistency. Finally, please also revise to disclose the risks or other impacts of this provision on investors, including increased costs to bring a claim and that this provision can discourage claims or limit investors’ ability to bring a claim in a judicial forum that they find favorable, and whether there is any uncertainty about enforceability.

Company’s Response:

In response to the Staff’s comment, we have revised the risk factor on page 15 to 16 and the disclosure in the Choice of Forum section on pages 142 and 143.

Security Risks, page 26

Staff Comment No. 3.

Please disclose whether you have been materially impacted by the risks described herein.

March 26, 2021

Company’s Response:

The Company has not been materially impacted by the securities risks described in the Risk Factors section.

Use of Proceeds, page 48

Staff Comment No. 4.

Please revise to provide more information regarding the proposed capital expenditures. Refer to Instruction 2 of Item 504 of Regulation S-K.

Company’s Response:

In response to the Staff’s comment, we have revised the disclosure on page 50 to indicate that approximately $10,000,000 of the proceeds allocated to capital expenditures will primarily be used to complete the build-out of our Lansing, Michigan cultivation facility and $10,000,000 of the proceeds allocated to capital expenditures will primarily be used to complete the build-out of our Athol, Massachusetts cultivation facilities.

MD&A, page 56

Staff Comment No. 5.

Based on the data on page F-22, it appears that approximately 70% of your 2020 net loss is attributable to Ascend Michigan. Please expand your disclosures to identify the specific adverse factors that precipitated the Michigan losses and whether similar operating losses are expected in 2021. Quantify the carrying value of any intangible assets that could be impaired absent an improvement in operating results.

Company’s Response:

In response to the Staff’s comment, we have revised the disclosure on page 62 to include additional explanatory information related to the noted expenses and resulting net loss.

Our net loss attributable to Ascend Michigan during 2020 was approximately $16.7 million. Of this net loss, approximately $7.3 million was attributable to rent and facilities expenses incurred on new store locations that opened during the year and therefore did not have a full year of revenue to cover such costs. In addition, we recognized approximately $6.4 million of amortization of in-place lease intangible assets acquired in late 2019 related to one-year leases that we acquired to expand our operations. As operations continue to expand in Michigan, we do not anticipate significant recurring operating losses related to the expenses noted, as the business is expected to operate at scale and generate revenue sufficient to cover operating expenses.

March 26, 2021

Income Tax Expenses, page 59

Staff Comment No. 6.

The increase in tax expense is attributed to the increase in gross profit. Please expand your disclosure to identify the specific reasons why your income tax expense as a percentage of gross profit increased from 20% in 2019 to 30% in 2020.

Company’s Response:

In response to the Staff’s comment, we have expanded the disclosure on page 62 to explain the change in income tax expense from 2019 to 2020.

Interest Expense, page 59

Staff Comment No. 7.

Please expand your disclosure to quantify the average amounts borrowed and the weighted average interest rates on debt each period so readers can understand the impact of both borrowing activity and interest rate changes on your interest expense variance.

Company’s Response:

In response to the Staff’s comment, we have expanded the disclosure on page 62 to quantify the average amounts borrowed and the weighted average interest rates on debt for 2019 and 2020.

Non-GAAP Financial Measures, page 60

Staff Comment No. 8.

For each period presented, please quantify the components of the "Start-up costs" and "Other one-time charges" adjustments so that readers can assess whether these costs are useful in evaluating your operating performance. In addition, please revise the "one-time" characterization for expense items that you reasonably expect to be recurring.

Company’s Response:

In response to the Staff’s comment, we have enhanced the disclosure on page 63 to 64 to clarify the components of “Start-up costs” and “Other one-time charges” (now captured by “Transaction-related and other legal expenses”).

Liquidity, page 61

Staff Comment No. 9.

March 26, 2021

Please disclose whether a material amount of your cash balance is not on deposit with banks and credit unions. In this regard, it is not clear the extent to which the risks described on pages 21-22 have had a material impact. In addition, please disclose whether a material portion of your cash balance is restricted for use by the VIE's referenced on page F-22.

Company’s Response:

In response to the Staff’s comment, we have revised the disclosure on page 64 to disclose the percentage of cash and cash equivalents on deposit with banks, credit unions, or other financial institutions to clarify that we have not experienced any material impacts related to the banking restrictions applicable to cannabis businesses described on pages 22 and 23 and to clarify that our cash and cash equivalents are not restricted for use by variable interest entities.

Staff Comment No. 10.

Please disclose the amount of your estimated capital expenditures in 2021. Describe also the material projects that comprise the construction-in-progress balance disclosed on page F-22. See Item 303(b)(1)(ii) of Regulation S-K.

Company’s Response:

In response to the Staff’s comment, we have revised the disclosure on pages 66 and 67 to disclose our estimated capital expenditures in 2021 and to describe the “Construction in progress” balance disclosed on page F-22.

Other Matters, page 63

Staff Comment No. 11.

Please disclose a reasonable estimate of the beneficial conversion feature charge in a pre-effective amendment. If material, the disclosure should also be provided in the operating performance risk factor on page 35 as well as in footnotes to the summarized and selected financial data on pages 10, and 55.

Company’s Response:

In response to the Staff’s comment, we have revised the operating performance risk factor risk factor on page 36 to disclose that we anticipate that the contingent beneficial conversion feature may result in a charge of approximately $27,400,000. The number of shares to be issued in connection with the beneficial conversion feature is not known at this time but will be disclosed in a pre-effective amendment. We note the cross-reference in the summarized and selected financial data sections to Management’s Discussion and Analysis of Financial Condition and Results of Operations where on page 67 the beneficial conversion feature is more fully described.

March 26, 2021

Subsequent Transactions, page 64

Staff Comment No. 12.

Please provide a cross-reference to the MedMen financial statements, the pro forma financial statements, and the MD&A disclosures located in Exhibit 99.

Company’s Response:

In response to the Staff’s comment, we have included a cross-reference on page 68 to the MMNY financial statements, the pro forma financial statements and the MD&A disclosures located in Exhibit 99.

Subsequent Transactions
Investments, page 64

Staff Comment No. 13.

We note your disclosure that you entered into an investment agreement with MedMen Enterprises Inc. Please file this agreement as an exhibit or, in the alternative, please tell us why you believe that you are not required to file the agreement. Refer to Item 601(b)(10) of Regulation S-K.

Company’s Response:

In response to the Staff’s comment, we have revised the Exhibit Index and are filing the investment agreement with MedMen Enterprises Inc. as Exhibit 10.22 to the Form S-1.

Established Ascend Brand with Focus on Flagship Retail, page 74

Staff Comment No. 14.

We note your response to prior comment 10. It appears that you are comparing fiscal year 2019 sales per gross square foot across all company-operated stores of certain luxury retailers to fourth quarter 2020 sales per square foot for your 8 retail stores in Illinois. Given the differences between your business and that of retailers to which you compare your Illinois stores, such as Tiffany and Lululemon, as well as differences in the geographic scope of the stores you compare and the nature of the products sold, it does not appear this is an appropriate comparison. Please remove these statements.

Company’s Response:

In response to the Staff’s comment, we have deleted this disclosure.

Index, page F-1

Staff Comment No. 15.

March 26, 2021

Please include a cross-reference to the audited and pro forma financial statements located in Exhibit 99.

Company’s Response:

In response to the Staff’s comment, we have included a cross-reference on page F-1 to the audited and pro forma financial statements located in Exhibit 99.

Exhibit 99.7, page II-6

Staff Comment No. 16.

Please provide pro forma EPS data and separately present the impairment expense line item on the pro forma Statement of Operations pursuant to Article 11-02 of Regulation S-X.

Company’s Response:

In response to the Staff’s comment, we have revised the pro forma financial information contained in Exhibit 99.7 to separately present the impairment expense line item and to include pro forma EPS data.

* * * * *

March 26, 2021

Thank you for your review of the filing. If you should have any questions regarding the response letter, please do not hesitate to contact the undersigned at (617) 378-2556, or James Guttman of Dorsey & Whitney LLP, our outside legal counsel at (416) 367-7376.

Sincerely, Ascend Wellness Holdings, LLC

/s/ Daniel Neville

Daniel Neville Chief Financial Officer
cc:     James Guttman, Dorsey & Whitney LLP